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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                        BEI MEDICAL SYSTEMS COMPANY, INC.
                            (Name of Subject Company)

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                           BROADWAY ACQUISITION CORP.
                                    (OFFEROR)

                          BOSTON SCIENTIFIC CORPORATION
                               (PARENT OF OFFEROR)
                (Names of Filing Persons (Identifying Status as
                       Offeror, Issuer or Other Person))

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

        SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    05538E109
                               (COMMON STOCK ONLY)
                      (CUSIP Number of Class of Securities)

      LAWRENCE J. KNOPF                             LAWRENCE J. KNOPF
BOSTON SCIENTIFIC CORPORATION                  BROADWAY ACQUISITION CORP.
 ONE BOSTON SCIENTIFIC PLACE                   ONE BOSTON SCIENTIFIC PLACE
    NATICK, MA 01760-1537                         NATICK, MA 01760-1537
       (508) 650-8567                                (508) 650-8567
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

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                                   COPIES TO:

                             JOHAN V. BRIGHAM, ESQ.
                            MATTHEW J. CUSHING, ESQ.
                                BINGHAM DANA LLP
                               150 FEDERAL STREET
                                BOSTON, MA 02210
                                 (617) 951-8000

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                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
     $94,660,000                                                 $8,709


*Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by (i) multiplying $6.8426, the per share tender offer price for shares of Common Stock, by 9,857,691, the currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $67,452,236.44 (the "Common Stock Consideration"), and (ii) multiplying $13.6852, the per share tender offer price for shares of Preferred Stock, by 1,114,485, the currently outstanding shares of Series A Convertible Preferred Stock sought in the Offer, which gives an aggregate consideration of $15,251,950.12 for such Preferred Stock (the "Preferred Stock Consideration" and together with the Common Stock Consideration, the "Total Stock Consideration"). The Total Stock Consideration was then added to $11,955,251.98, being the net consideration for the Subject Company's 2,714,347 in-the-money employee stock options and warrants to arrive at a total transaction value of approximately $94,660,000.

**Calculated at the rate of $92.00 per $1 million.

[ ]Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                         FILING PARTY:
                           -----------------                 -------------------


FORM OR REGISTRATION NO.:                       DATE FILED:
                           -----------------                --------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13c-4
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by
Broadway Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, including the associated preferred share purchase rights, and all of the outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (together, the "Shares"), of BEI Medical Systems Company, Inc., a Delaware corporation ("BEI"), at a purchase price of $6.8426 per share of Common Stock and $13.6852 per share of Preferred Stock, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (ii) (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of May 13, 2002 (the "Merger Agreement"), among Parent, Purchaser and BEI, a copy of which is attached as Exhibit (d)(i) hereto is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

Not applicable.

ITEM 12.                          EXHIBITS.

(a)(1)(i)                Offer to Purchase dated May 30, 2002.

(a)(1)(ii)               Form of Letter of Transmittal.

(a)(1)(iii)              Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(1)(vi) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii) Summary Advertisement as published in The New York Times on May 30, 2002.

(a)(5)(i) Press Release issued by Parent on May 14, 2002 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Parent on May 14, 2002).

(a)(5)(ii) Transcript of Analyst Call held by Parent on May 14, 2002 (incorporated by reference to exhibit 99.2 of the Schedule TO-C Amendment filed by Parent on May 14,
                         2002).

(a)(5)(iii) Communication to BEI employees on May 14, 2002 (incorporated by reference to exhibit 99.3 of the Schedule TO-C filed by Parent on May 14, 2002).

(d)(i) Agreement and Plan of Merger, dated as of May 13, 2002, among Parent, Purchaser and BEI (incorporated by reference to exhibit 1 of the Schedule 13D filed by Parent on May 23, 2002).
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(d)(ii)                  Stockholders Agreement, dated as of May 13, 2002, among
                         Parent, Purchaser and certain directors and executive officers of BEI (incorporated by reference to exhibit 2 of the Schedule 13D filed by Parent on May 23, 2002).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2002

                           BROADWAY ACQUISITION CORP.

                           By: /s/ Lawrence J. Knopf
                              --------------------------------
                           Name:    Lawrence J. Knopf
                           Title:   Vice President


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2002

                           BOSTON SCIENTIFIC CORPORATION

                           By: /s/ Lawrence J. Knopf
                              --------------------------------
                           Name:    Lawrence J. Knopf
                           Title:   Assistant General Counsel
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                                  EXHIBIT INDEX

EXHIBIT NO.

(a)(1)(i)                Offer to Purchase dated May 30, 2002.

(a)(1)(ii)               Form of Letter of Transmittal.

(a)(1)(iii)              Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(1)(vi) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii) Summary Advertisement as published in The New York Times on May 30, 2002.

(a)(5)(i) Press Release issued by Parent on May 14, 2002 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Parent on May 14, 2002).

(a)(5)(ii) Transcript of Analyst Call held by Parent on May 14, 2002 (incorporated by reference to exhibit 99.2 of the Schedule TO-C Amendment filed by Parent on May 14,
                         2002).

(a)(5)(iii) Communication to BEI employees on May 14, 2002 (incorporated by reference to exhibit 99.3 of the Schedule TO-C filed by Parent on May 14, 2002).

(d)(i) Agreement and Plan of Merger, dated as of May 13, 2002, among Parent, Purchaser and BEI (incorporated by reference to exhibit 1 of the Schedule 13D filed by Parent on May 23, 2002).

(d)(ii) Stockholders Agreement, dated as of May 13, 2002, among Parent, Purchaser and certain directors and executive officers of BEI (incorporated by reference to exhibit 2 of the Schedule 13D filed by Parent on May 23, 2002).